LETTER OF RESPONSES
                        FIRST CAPITAL INTERNATIONAL, INC.
                      FORM 10-KSB FOR THE FISCAL YEAR ENDED
                                DECEMBER 31, 2004


July 22, 2005

VIA EDGAR AND U.S. MAIL
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Stathis Kouninis

     Re:  First Capital International, Inc.
          ----------------------------------------------------
          Form 10-KSB for the Fiscal Year Ended December 31, 2004
          ----------------------------------------------------------
          File No. 0-26271
          ----------------------------------------------------

Ladies and Gentlemen:

     This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to First Capital International, Inc. (the "Company") dated June 24, 2005 regarding the above-referenced filing.

     Item 7. Financial Statements
     ----------------------------

     Consolidated Statements of Stockholders' Equity, page F-7
     ---------------------------------------------------------

     1. Please provide us with the following additional information regarding your "unissued" preferred stock:

     - Explain the nature of the transactions and identify the parties involved;
     -    Indicate why the shares have not been issued;
     - Explain what recourse or claims to the cash paid that the purchasers may have considering that the stock has never been issued;
     - Explain how you concluded that these payments should be reported as equity and tell us how you considered whether these payments should be reported as liabilities; and
     - Refer to the accounting literature that you relied on to support recording these amounts as equity.

     Response
     --------

     The nature of the transactions was a promise to issue preferred stock in exchange for cash. United Capital Group Limited, Bailey Pacific Enterprises, Limited and Neftetech International, Limited are the parties that will receive the preferred stock.


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     The preferred shares have not been issued because management simply had not taken the steps necessary to do so. In response to the comment by the Staff, management will take the necessary steps to issue the preferred shares within the next few weeks.

     Management concluded that these payments should be classified as equity and not considered liabilities because:

     a) Neither management nor the investors ever intended that the amounts would be repaid or that a contractual return would be earned on the cash invested in the Company.

     b) The intent of both parties in the transaction was known and the intent was that the cash payments be a part of the equity of the Company.

     c) The parties involved signed subscription agreements that clearly indicated the intent of the parties. There were no terms in the agreements whereby the subscriptions would be refunded.

     The Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6: Elements of Financial Statements describes a liability as a "probable future sacrifice of economic benefit arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of a past transaction or event". These stock transactions do not represent a future sacrifice of assets as the terms of the transactions are not such that the cash will be paid back to the equity holders. We relied on the substance of the transaction and did not consider the lack of issuance of the shares to be sufficient reason to record the payments as liabilities.

     Note 1.  Organization and Significant Accounting Policies
     ---------------------------------------------------------

     Revenue Recognition, page F-9
     -----------------------------

     2. Please provide us with the following regarding your revenue recognition:

          - Describe the arrangements that you entered into with customers and identify the deliverables offered. Refer to paragraphs 1 and 2 of EITF 00-21;
          - In arrangements that contain more than one deliverable (e.g., VIP system and related installation), explain how you apply the guidance in issue 1 of EITF 00-21


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               regarding  whether  each  deliverable  may  be  accounted  for separately  as  a  single  unit  of  accounting;  and
          - For each unit of accounting, explain how you determine that persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Refer to SAB Topic 13.A.

     Response:
     --------

     The Company enters into two types of sales: Sales to end-users and sales to resellers.

     For sales to end-users, VIP systems are sold at a price that includes installation and testing. We recognize revenue upon completion of the installation process and testing of the system. The entire process of delivery of equipment, installation and testing takes anywhere from 1 day to 1 week depending on the complexity of the system. Although these arrangements do contain multiple deliverables there is no objective and reliable evidence of the fair value of each item and since all the necessary steps that must be completed to fulfill all the company's obligations take such a short period of time, we account for all elements as a single unit of accounting, not separate units of accounting as mentioned in EITF 00-21. We do not recognize revenue until all deliverables are completed. This business accounts for approximately 75% of our system sales revenues.

     For sales to resellers, we make such sales under terms that include no return provision for reasons other than product defect or failure. We recognize these sales upon delivery of the VIP Systems to the resellers. Since these sales do not contain any provisions for the company to complete any other obligations we do not consider these arrangements to have multiple elements. The reseller takes responsibility for installation and testing after they receive the equipment and deliver it to their customer. This business accounts for approximately 25% of our system sales revenue.

     For each type of sale mentioned above, we collect payment in advance of or at the time of delivery (collection is assured and delivery has occurred) and we document the sale through the use of a standard invoice (arrangement exists at a fixed price). All criteria of SAB Topic 13.A. are met through these two terms of our arrangements.

     3. Tell us about your revenue recognition policies for transactions with resellers, distributors or others who are not end users. In this regard, clarify when you recognize


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     this  revenue  and  describe  the  material terms of your arrangements with resellers. Describe the payment terms offered and any return or special rights granted that may affect the determination of whether the price is fixed or determinable. Refer to the applicable accounting literature that supports your revenue recognition policies related to resellers.

     Response:
     --------

     See the response to question number 2 for details on transactions with resellers. All formal reseller agreements were cancelled prior to January 1, 2004 as required sales quotas were not met. However, as stated above, standard invoices document our arrangements with our resellers. Payments are made up front and there are not special return privileges that would effect the stated price other than if the product is defective or fails to operate. To date we have not had any products returned due to defects or failure.

     We follow the revenue recognition criteria in SAB Topic 13.A. to support our revenue recognition policy related to resellers.



     We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to Mr. Alex Genin at (713) 629-4866


                                     Very truly yours,



                                     Alex Genin
                                     President and Chief Executive Officer